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                                                                 EXHIBIT (a)(10)


                            TEXAS UTILITIES COMPANY

                        [TEXAS UTILITIES COMPANY LOGO]

                                 Cash Offer by
                   Lehman Brothers International (Europe) and
                          Merrill Lynch International
                                  on behalf of
                              TU ACQUISITIONS PLC,
                          a wholly-owned subsidiary of
                            Texas Utilities Company,
                                      for
                              THE ENERGY GROUP PLC

Lehman Brothers International (Europe) ("Lehman Brothers") and Merrill Lynch International ("Merrill Lynch") announce on behalf of TU Acquisitions PLC ("TU Acquisitions") that, by means of a formal offer document dated and despatched on 10 March 1998 (the "Offer Document"), Lehman Brothers and Merrill Lynch have made a cash offer (the "Texas Utilities Offer") on behalf of TU Acquisitions to acquire all of the issued and to be issued shares and American Depositary Shares (as evidenced by American Depositary Receipts) of The Energy Group PLC ("The Energy Group"), other than those shares already held by TU Acquisitions, on the following basis:

                    for each Energy Group Share   840 pence in cash; and
                    for each Energy Group ADS L.33.60

Terms defined in the Offer Document have the same meaning in this advertisement.

The Energy Group Shares are to be acquired fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto on or after 2 March 1998, including, without limitation, the right to receive and retain all dividends and other distributions declared, paid or made on or after 2 March 1998.

As an alternative to all (but not part) of the cash consideration receivable under the Texas Utilities Offer and, subject to certain limitations, holders of Energy Group Securities who accept the Texas Utilities Offer may elect to receive, instead of the cash consideration otherwise receivable by them, New Texas Utilities Shares with a value equal to 865 pence for each Energy Group Share and L.34.60 for each Energy Group ADS, in each case based on the average of the closing prices of shares of Texas Utilities Common Stock on the NYSE on the 20 consecutive dealing days ending on the third dealing day prior to the date on which, in the absence of unforseen circumstances, TU Acquisitions intends to declare the Texas Utilities Offer unconditional in all respects, and the US$/L. sterling exchange rate on such date.

Holders of Energy Group Shares, other than citizens or residents of the United States and certain overseas shareholders, may elect to receive Loan Notes to be issued by TU Acquisitions instead of some or all of the cash consideration of 840p per Energy Group Share to which they would otherwise be entitled under the Texas Utilities Offer, on the basis of L.1 nominal of Loan Notes for every L.1 of cash consideration. Fractional entitlements to Loan Notes will be disregarded. The Loan Notes will be transferable, subject to certain restrictions, but no application has been or will be made for the Loan Notes to be listed or dealt in on any stock exchange. The obligations of TU Acquisitions under the Loan Notes are not guaranteed or secured.

The full terms and conditions of the Texas Utilities Offer (including details of how the Texas Utilities Offer may be accepted and of the Share Alternative and the Loan Note Alternative) are set out in the Offer Document and in the related Form of Acceptance. Accepting Energy Group Shareholders may only rely upon the Offer Document and the Form of Acceptance for the terms and conditions of the Texas Utilities Offer. The Texas Utilities Offer, which is made by means of the Offer Document and this advertisement, is made to all Energy Group Shareholders, including those to whom the Offer Document may not be despatched.
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Acceptances of the Texas Utilities Offer should be returned as soon as possible, but in any event to be received by the Receiving Agent, The Royal Bank of Scotland plc by no later than 10.00 pm (London time), 5.00 pm (New York City time) on 7 April 1998 (or such later time(s) and/or date(s) as TU Acquisitions may, subject to the rules of the City Code, decide).

Copies of the Offer Document and Form of Acceptance are available for collection (during normal business hours) from The Royal Bank of Scotland plc at Registrar's Department, New Issues Section, 5-10 Great Tower Street, London EC3R 5ER.

The Texas Utilities Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan or by use of the mails of or any means or instrumentality (including, without limitation, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any of these jurisdictions. Accordingly, copies of the Offer Document, the Acceptance Form and any related offer documents are not being mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Securities Act or under any relevant securities law of any state or district of the United States and neither the Loan Notes nor the New Texas Utilities Shares to be issued pursuant to the Share Alternative will be the subject of a prospectus under the securities laws of any province of Canada. In addition, no steps have been taken, or will be taken, to enable the Loan Notes or the New Texas Utilities Shares to be offered in Japan in compliance with applicable securities laws of Japan and no prospectus in relation to the Loan Notes or the New Texas Utilities Shares has been, or will be, lodged with or registered by the Australian Securities Commission, nor will the Loan Notes or the New Texas Utilities Shares be registered under any relevant securities laws of any other country.

This advertisement is not being published or otherwise distributed or sent to, into or from Canada, Australia or Japan and persons reading this advertisement (including nominees, trustees and custodians) must not distribute or send this advertisement, the Offer Document or the Acceptance Form (or any related offering document(s)), in, into or from Canada, Australia or Japan nor use Canadian, Australian or Japanese mails or any such means of instrumentality for any purpose, directly or indirectly, in connection with the Texas Utilities Offer and doing so may invalidate any related purported acceptance of the Texas Utilities Offer.

Lehman Brothers and Merrill Lynch, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for TU Acquisitions and Texas Utilities and for no one else in connection with the Texas Utilities Offer and will not be responsible to anyone other than TU Acquisitions and Texas Utilities for providing the protections afforded to their respective customers or for providing advice in relation to the Texas Utilities Offer.

The Directors of TU Acquisitions (namely Erle Nye, Chairman and Chief Executive of Texas Utilities, H. Jarrell Gibbs, Vice Chairman of Texas Utilities, Michael
J. McNally, Executive Vice President and Chief Financial Officer of Texas Utilities, and Robert A. Wooldridge, partner of the law firm Worsham, Forsythe & Wooldridge, L.L.P., counsel to Texas Utilities), accept responsibility for the information contained in this advertisement, and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this advertisement is in accordance with the facts and does not omit anything likely to affect the import of such information.

10 March 1998